Exhibit 21.1

SUBSIDIARIES OF THE EMPIRE SPORTS & ENTERTAINMENT HOLDINGS CO.

The following is a list of subsidiaries of The Empire Sports & Entertainment Holdings Co.

Subsidiary	Jurisdiction Organiztion
The Empire Sports & Entertainment, Co.	Nevada
EXCX Funding Corp.	Nevada
Capital Hoedown, Inc.(1)	Canada

(1)	The company owns 66.67% of the stock in Capital Hoedown, Inc.